UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

PROVIDENT BANCORP, INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

74383L105

(CUSIP Number)

Mr. Joseph Stilwell

200 Calle del Santo Cristo

Segundo Piso

San Juan, Puerto Rico 00901

Telephone: (787) 985-2193

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 21, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74383L105

1	NAME OF REPORTING PERSON

Stilwell Activist Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,831,467
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,831,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,831,467
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 74383L105

1	NAME OF REPORTING PERSON

Stilwell Activist Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,831,467
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,831,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,831,467
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 74383L105

1	NAME OF REPORTING PERSON

Stilwell Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,831,467
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,831,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,831,467
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 74383L105

1	NAME OF REPORTING PERSON

Stilwell Value LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,831,467
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,831,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,831,467
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 74383L105

1	NAME OF REPORTING PERSON

Joseph Stilwell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,831,467
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,831,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,831,467
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 74383L105

1	NAME OF REPORTING PERSON

Dennis Pollack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,486
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,486
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 74383L105

Item 1. Security and Issuer

This is the fourth amendment (the “Fourth Amendment”) to the original Schedule 13D, which was filed on May 15, 2023 (the “Original Schedule 13D”) and amended on June 21, 2023 (the “First Amendment”), on September 13, 2023 (the “Second Amendment”), and on October 31, 2023 (the “Third Amendment”). This Fourth Amendment is being filed jointly by Stilwell Activist Fund, L.P., a Delaware limited partnership (“Stilwell Activist Fund”); Stilwell Activist Investments, L.P., a Delaware limited partnership (“Stilwell Activist Investments”); Stilwell Partners, L.P., a Delaware limited partnership (“Stilwell Partners”); Stilwell Value LLC, a Delaware limited liability company (“Stilwell Value LLC”) and the general partner of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners; and Joseph Stilwell, the managing member and owner of Stilwell Value LLC (collectively, the “Stilwell Group”, “we” or “us”); and Dennis Pollack, a director and shareholder of Provident Bancorp, Inc. (the “Issuer”), who was appointed to the board of directors of the Issuer pursuant to the Standstill Agreement (as defined and described in Items 4 and 6 below). Each filer of this statement is referred to herein as a “Reporting Person” and collectively, as the “Reporting Persons”.

Notwithstanding the foregoing, in connection with the Standstill Agreement Amendment (as defined and described in Items 4 and 6 below), Dennis Pollack is no longer a member of the Section 13(d) group with the members of the Stilwell Group and shall cease to be a Reporting Person immediately upon the filing of this Fourth Amendment. The members of the Stilwell Group will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law pursuant to the Amended and Restated Joint Filing Agreement (as defined and described in Item 6 below).

This statement relates to the common stock, par value $0.01 per share (“Common Stock”), of the Issuer. The address of the principal executive offices of the Issuer is 5 Market Street, Amesbury, MA 01913.

Item 2. Identity and Background

(a)-(c) This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners, in Joseph Stilwell’s capacities as the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners.

The business address of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, and Stilwell Value LLC is 111 Broadway, 12th Floor, New York, New York 10006. The business address of Joseph Stilwell is 200 Calle del Santo Cristo, Segundo Piso, San Juan, Puerto Rico 00901. The residential address of Dennis Pollack is 305 Tillinghast Turn, Scotch Plains, NJ 07076.

The principal employment of Joseph Stilwell is investment management. Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC serves as the general partner of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, and related partnerships. Dennis Pollack is not currently employed.

(d) During the past five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

8

CUSIP No. 74383L105

(e) During the past five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Joseph Stilwell and Dennis Pollack are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Since we last reported purchases and sales of Common Stock (see the Third Amendment), Dennis Pollack has not expended any monies to acquire shares of Common Stock.

Since we last reported purchases and sales of Common Stock (see the Third Amendment), Stilwell Partners has not expended any monies to acquire shares of Common Stock.

Since we last reported purchases and sales of Common Stock (see the Third Amendment), Stilwell Activist Fund has not expended any monies to acquire shares of Common Stock.

Since we last reported purchases and sales of Common Stock (see the Third Amendment), Stilwell Activist Investments has not expended any monies to acquire shares of Common Stock.

Since we last reported purchases and sales of Common Stock (see the Third Amendment), Joseph Stilwell has not expended any monies to acquire shares of Common Stock.

Item 4. Purpose of Transaction

We are filing this Fourth Amendment to report an amendment to the Standstill Agreement with the Issuer, dated May 21, 2024 (the “Standstill Agreement Amendment”), the terms of which are more fully summarized below in Item 6. Dennis Pollack is no longer a member of the Section 13(d) group with the members of the Stilwell Group.

On May 22, 2024, the Issuer filed a Form 8-K with the Securities and Exchange Commission (the “Form 8-K”), announcing the terms of the Standstill Agreement Amendment, which is attached as Exhibit 10 to the Form 8-K.

On August 1, 2023, the Federal Reserve Bank of Boston notified us that it would not object to our request to buy additional shares of the Issuer up to 14.99%. On October 28, 2023, we entered into the Standstill Agreement, as defined and further described in Item 6 below, whereby the Issuer agreed, among other things, to appoint Dennis Pollack, subject to applicable regulatory approval, to the Issuer’s board of directors. On January 25, 2024, the Issuer appointed Dennis Pollack to its board, effective immediately. We hope to work with management and the board of directors to maximize shareholder value at the Issuer.

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights. We do not believe the value of the Issuer’s assets is adequately reflected in the current market price of the Issuer’s Common Stock.

Subject to the Standstill Agreement and Standstill Agreement Amendment, as applicable, the Reporting Persons may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no Reporting Person has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

9

CUSIP No. 74383L105

Since 2000, members or affiliates of the Stilwell Group have taken an ‘activist position’ in 75 other publicly-traded companies. Currently, members or affiliates of the Stilwell Group file Schedule 13Ds to disclose greater than 5% positions only in SEC-reporting companies. For simplicity, these affiliates are referred to below as the “Group,” “we,” “us,” or “our.” In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In addition, we believed that the values of the companies’ assets were not adequately reflected in the market prices of their shares. Our actions are described below. We have categorized the descriptions of our actions with regard to the issuers based upon certain outcomes (whether or not, directly or indirectly, such outcomes resulted from the actions of the Group). Within categories I through III below, the descriptions are listed in chronological order based upon the completion date of the investment; within categories IV through VII below, the descriptions are listed in chronological order based upon the respective filing dates of the originally-filed Schedule 13Ds, or, in limited instances, the acquisition date of the 5% position of a non-reporting company.

I. After we asserted shareholder rights, the following issuers were sold or merged:

Security of Pennsylvania Financial Corp. (“SPN”) - We filed our original Schedule 13D reporting our position on May 1, 2000. We scheduled a meeting with senior management to discuss ways to maximize shareholder value at SPN. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN’s acquisition.

Cameron Financial Corporation (“Cameron”) - We filed our original Schedule 13D reporting our position on July 7, 2000. We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite our representatives to join its board of directors, writing a letter to other shareholders to express our dismay with management’s inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp.

Community Financial Corp. (“CFIC”) - We filed our original Schedule 13D reporting our position on January 4, 2001, following CFIC’s announcement of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. We reported that we acquired CFIC stock for investment purposes. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We announced our intention to run our own slate of directors at CFIC’s 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 30, 2001, CFIC announced its merger with First Financial Corporation.

Montgomery Financial Corporation (“Montgomery”) - We filed our original Schedule 13D reporting our position on February 23, 2001. On April 20, 2001, we met with Montgomery’s management and suggested that they maximize shareholder value by selling the institution. We also informed management that we would run our own slate of directors at the 2001 annual meeting unless Montgomery was sold. Eleven days after we filed our Schedule 13D, however, Montgomery’s board amended its bylaws to limit the pool of potential nominees to local persons with a banking relation and to shorten the deadline to nominate director candidates. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired an investment banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

10

CUSIP No. 74383L105

Community Bancshares, Inc. (“COMB”) - We filed our original Schedule 13D reporting our position on March 29, 2004. We disclosed that we intended to meet with COMB’s management and evaluate management’s progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB’s challenges. On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB’s management had made progress, COMB’s return on equity would likely remain below average for the foreseeable future, and it should therefore be sold. We also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate of directors. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation.

Jefferson Bancshares, Inc. (“JFBI”) - We filed our original Schedule 13D reporting our position on April 8, 2013. Our shareholder proposal that the board seek outside assistance to maximize shareholder value through actions such as a sale or merger was defeated at JFBI’s 2013 annual meeting. We met with management and the board of directors and told them that we would seek board representation at JFBI’s 2014 annual meeting if JFBI did not announce its sale. JFBI’s sale to HomeTrust Bancshares, Inc. was announced on January 23, 2014.

FedFirst Financial Corporation (“FFCO”) - We filed our original Schedule 13D reporting our position on September 24, 2010. After several meetings with management, FFCO completed a meaningful number of share repurchases, and on April 14, 2014, announced its sale to CB Financial Services, Inc.

SP Bancorp, Inc. (“SPBC”) - We filed our original Schedule 13D reporting our position on February 28, 2011. On August 9, 2013, we met with management and the Chairman to assess the best way to maximize shareholder value. SPBC completed a meaningful number of share repurchases, and on May 5, 2014, SPBC announced its sale to Green Bancorp Inc.

TF Financial Corporation (“THRD”) - We filed our original Schedule 13D reporting our position on November 29, 2012. We met with the CEO and the Chairman and encouraged them to focus only on accretive acquisitions and to repurchase shares up to book value. They subsequently did both. On June 4, 2014, THRD announced its sale to National Penn Bancshares, Inc.

Fairmount Bancorp, Inc. (“FMTB”) - We filed our original Schedule 13D reporting our position on September 21, 2012. On February 25, 2014, we reported our intention to seek board representation at FMTB’s 2015 annual meeting if FMTB did not announce its sale. However, due to the appointment of our representative to another board in the local area, we were unable to nominate our representative at the 2015 election of FMTB directors. We reiterated our intent to seek board representation at the earliest possible time if FMTB was not sold. FMTB’s sale was announced on April 16, 2015.

Harvard Illinois Bancorp, Inc. (“HARI”) - We filed our original Schedule 13D reporting our position on April 1, 2011. In 2012, we nominated a director for election at HARI’s 2012 annual meeting and communicated our belief that HARI should merge with a stronger community bank. Our nominee was not elected, so we nominated a director at HARI’s 2013 annual meeting and stated our position that HARI should be sold. We communicated to stockholders our intent to run a nominee every year until elected, and we nominated a director at HARI’s 2014 annual meeting. Our nominee was not elected, so in April 2015, we began soliciting stockholder votes for our nominee for HARI’s 2015 annual meeting. On May 21, 2015, HARI announced the sale of its subsidiary bank to State Bank in Wonder Lake, IL, and we subsequently withdrew our solicitation of proxies for the election of our nominee at HARI’s 2015 annual meeting. The sale of HARI’s subsidiary bank was completed on August 1, 2016. On August 10, 2016, we entered into a settlement agreement with HARI whereby two legacy board members stepped down, and we agreed not to seek board representation through 2017. HARI implemented a plan of voluntary dissolution.

11

CUSIP No. 74383L105

Eureka Financial Corp. (“EKFC”) - We filed our original Schedule 13D reporting our position on March 28, 2011. We encouraged EKFC to pay special dividends to shareholders and repurchase shares. Management and the board did both, and on September 3, 2015, EKFC announced its sale to NexTier, Inc.

United-American Savings Bank (“UASB”) - We filed our original Schedule 13D with the Federal Deposit Insurance Corporation reporting our position on May 20, 2013. We believe management and the board acted in good faith to position UASB to maximize shareholder value. After we encouraged them to sell, UASB announced its sale to Emclaire Financial Corp on December 30, 2015.

Polonia Bancorp, Inc. (“PBCP”) - We filed our original Schedule 13D reporting our position on November 23, 2012. After several conversations with the Chairman and CEO, we publicly called for PBCP’s sale. On June 2, 2016, PBCP’s sale to Prudential Bancorp, Inc. was announced.

Georgetown Bancorp, Inc. (“GTWN”) - We filed our original Schedule 13D reporting our position on July 23, 2012. We encouraged GTWN to maximize shareholder value through share repurchases, and we supported management and the board’s consistent efforts to do so. On October 6, 2016, GTWN announced its sale to Salem Five Bancorp.

Wolverine Bancorp, Inc. (“WBKC”) - We filed our original Schedule 13D reporting our position on February 7, 2011. We encouraged WBKC to maximize shareholder value through share repurchases and payments of special dividends, and we supported management and the board’s consistent efforts to do so. On June 14, 2017, WBKC’s sale to Horizon Bancorp was announced.

First Federal of Northern Michigan Bancorp, Inc. (“FFNM”) - We filed our original Schedule 13D reporting our position on March 10, 2016. We believed FFNM was positioned to repurchase shares, and we urged management and the board to do so. On January 16, 2018, FFNM’s sale to Mackinac Financial Corporation was announced. FFNM deregistered its shares of common stock effective in 2016.

Jacksonville Bancorp, Inc. (“JXSB”) - We filed our original Schedule 13D reporting our position on July 5, 2011. We supported JXSB’s consistent efforts to maximize shareholder value through share repurchases and payments of special dividends. On January 18, 2018, JXSB’s sale to CNB Bank Shares, Inc. was announced.

Anchor Bancorp (“ANCB”) - We filed our original Schedule 13D reporting our position on May 7, 2012. We previously urged ANCB to maximize shareholder value by increasing share repurchases or selling the bank. We called for ANCB’s sale to the highest bidder on July 7, 2016. On August 29, 2016, we agreed not to seek board representation at the 2016 annual meeting in consideration of ANCB appointing Gordon Stephenson as a director. We believe the board acted in good faith to maximize shareholder value through ANCB’s announced sale to Washington Federal, Inc. on April 11, 2017. That acquisition was delayed due to regulatory issues at Washington Federal, Inc. On July 17, 2018, ANCB’s sale to FS Bancorp, Inc. at a higher price was announced.

Hamilton Bancorp, Inc. (“HBK”) - We filed our original Schedule 13D reporting our position on October 22, 2012. Having met with management over the years, we believe management and the board acted in good faith to maximize shareholder value through HBK’s sale to Orrstown Financial Services, Inc., announced on October 23, 2018.

Ben Franklin Financial, Inc. (“BFFI”) - We filed our original Schedule 13D reporting our position on February 9, 2015. We urged management and the board to repurchase shares as soon as BFFI was permitted. We subsequently believed BFFI should be sold, and on December 3, 2018, we announced our intent to seek board representation at BFFI’s 2019 annual meeting. On February 22, 2019, we served our notice of intent to nominate Ralph Sesso for election as a director on BFFI’s board. On July 16, 2019, BFFI’s sale to Corporate America Family Credit Union was announced. BFFI deregistered its shares of common stock effective in 2018.

12

CUSIP No. 74383L105

Alcentra Capital Corp (“ABDC”) - We filed our original Schedule 13D reporting our position on December 28, 2017. We informed management at a meeting on January 5, 2018, and reiterated several times throughout the year that if ABDC did not repurchase 10% of its shares in 2018, we would aggressively seek board representation. They did not do so. On January 25, 2019, we announced our nominees and alternate nominee for ABDC’s 2019 election of directors. On August 13, 2019, ABDC’s sale to Crescent Capital BDC, Inc. was announced.

First Advantage Bancorp (“FABK”) - We filed our original Schedule 13D reporting our position on March 20, 2017. We believe management and the board acted in good faith to maximize shareholder value. On October 23, 2019, FABK’s sale to Reliant Bancorp, Inc. was announced. FABK deregistered its shares of common stock effective in 2013.

Central Federal Bancshares, Inc. (“CFDB”) - We filed our original Schedule 13D reporting our position on January 25, 2016. We urged management and the board of CFDB to repurchase shares as soon as CFDB was permitted. On May 21, 2019, we met with management, the board and its attorney at CFDB’s annual meeting, and followed up with a letter to the board calling for CFDB’s sale if it did not repurchase a meaningful number of shares. On January 17, 2020, CFDB’s sale to Southern Missouri Bancorp, Inc. was announced. CFDB deregistered its shares of common stock effective in 2019.

Carroll Bancorp, Inc. (“CROL”) - We filed our original Schedule 13D reporting our position on March 17, 2014. On March 6, 2020, CROL’s sale to Farmers and Merchants Bancshares, Inc. was announced. CROL deregistered its shares of common stock effective in 2017.

Brunswick Bancorp (“BRBW”) – We met with BRBW’s President, CFO and Chairman of the Board to express our views on BRBW’s capital allocation, and they indicated that they would rather grow than repurchase shares below book value. Therefore, in the absence of material share repurchases, we nominated a director for election at BRBW’s 2021 annual meeting. Our nominee was not elected. On December 20, 2022, BRBW’s sale to Mid Penn Bancorp, Inc. was announced. BRBW deregistered its shares of common stock effective in 2007.

II. After we seated directors on the boards of the following issuers, the issuers were sold or merged:

Oregon Trail Financial Corp. (“OTFC”) - We filed our original Schedule 13D reporting our position on December 15, 2000. In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our representative on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC’s shareholder list, but OTFC refused. We sued OTFC in Baker County, Oregon over the shareholder list demand, and the court ruled in our favor and sanctioned OTFC. We also sued two OTFC directors alleging that one had violated OTFC’s residency requirement and the other had committed perjury. Both suits were dismissed pre-trial, but we filed an appeal in one suit and were permitted to re-file the other suit. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced it had hired an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland, Oregon and moved to invalidate our proxies. The court denied OTFC’s motion and the election proceeded.

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CUSIP No. 74383L105

On October 12, 2001, OTFC’s shareholders elected our candidate by a two-to-one margin. In the five months after the filing of our first proxy statement (i.e., from August 1 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce its current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-nominate our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw its lawsuit. On February 26, 2003, OTFC and FirstBank NW Corp. announced their merger, and the merger was completed on October 31, 2003.

HCB Bancshares, Inc. (“HCBB”) - We filed our original Schedule 13D reporting our position on June 14, 2001. On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director to the HCBB board selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve its financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was appointed to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB’s outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve its financial targets. On August 12, 2003, HCBB announced it had hired an investment banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares, Inc.

SCPIE Holdings Inc. (“SKP”) - We filed our original Schedule 13D reporting our position on January 19, 2006. We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP’s shareholder list. SKP initially refused to timely produce the list but did so after we sued in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual meeting, but SKP’s directors were elected. Subsequently on December 14, 2006, SKP agreed to place Joseph Stilwell on its board. On October 16, 2007, Mr. Stilwell resigned from SKP’s board after it approved a sale of SKP that Mr. Stilwell believed was an inferior deal. We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved, and our shares were converted in a cash deal.

American Physicians Capital, Inc. (“ACAP”) - We filed our original Schedule 13D reporting our position on November 25, 2002. The Schedule 13D disclosed that on January 18, 2002, Michigan’s Insurance Department had approved our request to solicit proxies to elect two directors to ACAP’s board. On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee to its board. ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value. It also announced that it would exit the healthcare and workers’ compensation insurance businesses. ACAP then announced that it had retained an investment banker to assist the board in exploring options to maximize shareholder value. On December 2, 2003, ACAP announced the early retirement of its president and CEO. On December 23, 2003, ACAP named R. Kevin Clinton its new president and CEO.

On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets. We increased our holdings in ACAP, and we announced that we intended to seek additional board representation. On November 10, 2004, ACAP invited Joseph Stilwell to sit on the board, and we entered into a new standstill agreement. This agreement was terminated in November 2007, with our representatives remaining on ACAP’s board. On May 8, 2008, our representatives were re-elected to three-year terms expiring in 2011. Upon the passage of federal healthcare legislation in 2010, ACAP became concerned about the fundamentals of its business and promptly acted to assess its strategic alternatives. On October 22, 2010, ACAP was acquired by The Doctors Company, and our shares were converted in a cash deal.

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Colonial Financial Services, Inc. (“COBK”) - We filed our original Schedule 13D reporting our position on August 24, 2011. On December 18, 2013, we reached an agreement with COBK to have a director of our choice appointed to its board of directors. Our then analyst, Corissa B. Porcelli (formerly Corissa J. Briglia), joined COBK’s board of directors on March 25, 2014. On September 10, 2014, COBK announced its sale to Cape Bancorp, Inc., and the cash/stock deal was completed on April 1, 2015.

Naugatuck Valley Financial Corporation (“NVSL”) - We filed our original Schedule 13D reporting our position on July 11, 2011. On February 13, 2014, we reported our intention to seek board representation. On March 12, 2014, we reached an agreement with NVSL for our representative to join NVSL’s board of directors and for NVSL not to seek approval for stock benefit plans. On June 4, 2015, NVSL announced its sale to Liberty Bank in Middletown, Connecticut, and the cash deal was completed on January 15, 2016.

Fraternity Community Bancorp, Inc. (“FRTR”) - We filed our original Schedule 13D reporting our position on April 11, 2011. We reached an agreement with FRTR, and on November 18, 2014, our then analyst, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On October 13, 2015, FRTR’s sale was announced, and the cash deal was completed on May 13, 2016.

Sunshine Financial, Inc. (“SSNF”) - We filed our original Schedule 13D reporting our position on April 18, 2011. We reached an agreement with SSNF, and on February 5, 2016, our Director of Research, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On December 6, 2017, SSNF’s sale to The First Bancshares, Inc. was announced, and the cash/stock deal was completed on April 2, 2018.

Delanco Bancorp, Inc. (“DLNO”) - We filed our original Schedule 13D reporting our position on October 28, 2013. We reached an agreement with DLNO, and in May 2017, our Director of Research, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On October 18, 2017, DLNO’s sale to First Bank was announced, and the stock deal was completed on April 30, 2018.

Poage Bankshares, Inc. (“PBSK”) - We filed our original Schedule 13D reporting our position on September 23, 2011. We believed PBSK’s board was not focused on maximizing shareholder value and nominated a director for election at PBSK’s 2014 annual meeting. Our nominee was not elected, so we nominated a director at PBSK’s 2015 annual meeting. On July 21, 2015, our nominee, Stephen S. Burchett, was elected as a director with a mandate to maximize shareholder value. Subsequently, the CEO left the company. We publicly called for PBSK’s sale, and on July 11, 2018, PBSK’s sale to City Holding Company was announced. The stock deal was completed on December 7, 2018.

HopFed Bancorp, Inc. (“HFBC”) - We filed our original Schedule 13D reporting our position on February 25, 2013. We nominated a director for election at HFBC’s May 2013 annual meeting and strongly opposed HFBC’s agreement to purchase Sumner Bank & Trust. Our nominee won by a two-to-one margin, and the proposed Sumner deal was subsequently terminated in August 2013.

On May 1, 2017, we sent a letter to stockholders (filed as Exhibit 13 to the Twelfth Amendment to our Schedule 13D) detailing the extensive real estate holdings of HFBC’s CEO, John Peck, as well as numerous other conflicts of interest of both Mr. Peck and HFBC’s counsel, George M. (“Greg”) Carter, of which HFBC board members were apparently unaware. Subsequently, HFBC formed a “Special Litigation Committee” to investigate. On February 23, 2018, HFBC filed a Form 8-K reporting that although the Special Litigation Committee did not dispute the facts in the May 1 letter, it declined to recommend HFBC bring a lawsuit or remedial action against John Peck.

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On May 4, 2017, we filed a complaint in the Delaware Court of Chancery against HFBC, the then members of the board of directors and one former board member, asking the Court to declare that HFBC’s prejudicial bylaw was invalid and that the directors breached their fiduciary duties. On October 4, 2017, HFBC announced it had amended the bylaw thus mooting that case. Subsequently, we filed a motion to recover our attorneys’ fees and expenses, which Vice Chancellor J. Travis Laster granted in its entirety on February 7, 2018, awarding us $610,312. In his ruling on the motion, the Judge excoriated the conduct of HFBC’s board; the full court transcript is filed as Exhibit 14 to the Fourteenth Amendment to our Schedule 13D.

On February 23, 2018, we formally demanded that HFBC’s board of directors take action against HFBC’s attorneys, Edward B. Crosland, Jr., of Jones Walker LLP and Greg Carter of Carter & Carter Law Firm, for legal malpractice and seek damages in excess of $1 million to HFBC; our demand letter is attached as Exhibit 15 to the Fifteenth Amendment to our Schedule 13D.

Following our nomination of Mark D. Alcott in March of 2018 for election to HFBC’s board of directors to replace John Peck, we entered into a Standstill Agreement with HFBC dated April 10, 2018, whereby Mr. Alcott would be appointed to the HFBC board. The board also adopted revised compensation policies requiring HFBC to reach at least average annual performance relative to that of its peer group, or its executive officers would not receive salary raises, bonuses or perquisites.

Mr. Alcott’s appointment to the HFBC board became effective on April 18, 2018. On January 7, 2019, HFBC’s sale to First Financial Corporation was announced, and the cash/stock deal was completed on July 27, 2019.

MB Bancorp, Inc. (“MBCQ”) - We filed our original Schedule 13D reporting our position on January 9, 2015. We urged management and the board to repurchase shares, and on March 30, 2016, MBCQ announced and subsequently completed its plan to repurchase an initial 10% of its shares outstanding. We urged management and the board to complete the existing 5% share repurchase plan and put MBCQ up for sale when permitted in January 2018. On February 20, 2018, we reached an agreement with MBCQ, and our Director of Research, Corissa B. Porcelli (formerly Corissa J. Briglia), was appointed to the board of directors. On September 5, 2019, MBCQ’s sale to BV Financial, Inc. was announced, and the all-cash deal was completed on February 29, 2020. MBCQ deregistered its shares of common stock effective in 2019.

III. After we asserted shareholder rights, we believe the following issuers took steps to maximize shareholder value, and we subsequently exited our activist positions:

FPIC Insurance Group, Inc. (“FPIC”) - We filed our original Schedule 13D reporting our position on June 30, 2003. On August 12, 2003, Florida’s Insurance Department approved our request to hold more than 5% of FPIC’s shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board, and we signed a confidentiality agreement. We believe FPIC took steps to increase shareholder value, such as multiple share repurchases. In our estimation, FPIC’s market price increased to reflect fair value; on June 8, 2004, we disclosed that we sold shares in the open market, decreasing our holdings below 5%. Our nominee was invited to remain on the board.

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Roma Financial Corp. (“ROMA”) - We filed our original Schedule 13D reporting our position on July 27, 2006. Prior to its acquisition by Investors Bancorp, Inc., in December 2013, nearly 70% of ROMA’s shares were held by a mutual holding company controlled by ROMA’s board. In April 2007, we engaged in a proxy solicitation at ROMA’s first annual meeting, urging shareholders to withhold their vote from management’s slate of director nominees. ROMA did not put their stock benefit plans up for a vote at that meeting. We then met with ROMA management. In the four months after ROMA became eligible to repurchase its shares, it announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value. In our judgment, management came to understand the importance of proper capital allocation. In our estimation, ROMA’s market price increased to reflect fair value; on November 21, 2007, we disclosed that we sold shares in the open market, decreasing our holdings below 5%. Based on ROMA management’s prompt implementation of shareholder-friendly capital allocation plans, we supported management’s adoption of stock benefit plans at the 2008 shareholder meeting.

First Savings Financial Group, Inc. (“FSFG”) - We filed our original Schedule 13D reporting our position on December 29, 2008. We met with management, after which FSFG announced a stock repurchase plan and began repurchasing its shares. In December 2009, we reported that our beneficial ownership of outstanding FSFG common stock had fallen below 5%.

Prudential Bancorp, Inc. of Pennsylvania (“PBIP”) - We filed our original Schedule 13D reporting our position on June 20, 2005. Most of PBIP’s shares were held by the Prudential Mutual Holding Company (the “MHC”), which was controlled by PBIP’s board. The MHC controlled most corporate decisions requiring a shareholder vote, such as the election of directors. However, regulations promulgated by the FDIC previously barred the MHC from voting on PBIP’s management stock benefit plans, and PBIP’s IPO prospectus indicated that the MHC would not vote on the plans. We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Joseph Stilwell on PBIP’s board. PBIP decided not to put the plans up for a vote at the 2006 annual meeting.

In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board. At the 2006 annual meeting, 71% of PBIP’s voting public shares were withheld from voting on management’s nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) to allow the MHC to vote in favor of the management stock benefit plans. PBIP also announced a special meeting to vote on the plans. We alerted the Board of Governors of the Federal Reserve System (the “Fed”) about this announcement, and PBIP was directed to seek Fed approval before adopting the plans. On April 19, 2006, PBIP postponed the special meeting. The Fed subsequently followed the FDIC’s position in September 2006. In December 2006, we solicited proxies to withhold votes on the election of PBIP’s directors at the 2007 annual meeting. At the meeting, 75% of PBIP’s voting public shares were withheld. Also during that annual meeting, PBIP’s President and Chief Executive Officer was unable to state the meaning of per share return on equity despite Mr. Stilwell’s holding up a $10,000 check for the charity of the CEO’s choice if he could promptly answer the question. On March 7, 2007, we disclosed that we were publicizing the results of PBIP’s elections and its directors’ unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP’s directors at the 2008 annual meeting. At the 2008 annual meeting, an average of 77% of PBIP’s voting public shares withheld their votes. Excluding shares held in PBIP’s ESOP, an average of 88% of the voting public shares withheld their votes in this election.

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On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the management stock benefit plans. On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties. Discovery proceeded and all the directors were deposed. Both sides moved for summary judgment, but the court ordered the case to trial, which was scheduled for June 2008. On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action. On June 11, 2008, we filed a notice to appeal certain portions of the lower court’s August 15, 2007, order dismissing portions of the lawsuit.

We entered into a settlement agreement and an expense agreement with PBIP in November 2008 under which we agreed to support PBIP’s management stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management; and in exchange, PBIP agreed, subject to certain conditions, to repurchase up to three million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who met certain qualification requirements to its board if the repurchases were not completed by a specified time. On March 5, 2010, we reported that our ownership in PBIP had dropped below 5% as a result of open market sales and sales of common stock to PBIP.

United Insurance Holdings Corp. (“UIHC”) - We filed our original Schedule 13D reporting our position on September 29, 2011. In our estimation, UIHC’s market price increased to reflect fair value; on December 17, 2012, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

Home Federal Bancorp, Inc. of Louisiana (“HFBL”) - We filed our original Schedule 13D reporting our position on January 3, 2011. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, HFBL’s market price increased to reflect fair value; on February 7, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

Standard Financial Corp. (“STND”) - We filed our original Schedule 13D reporting our position on October 18, 2010. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, STND’s market price increased to reflect fair value; on March 19, 2013, we disclosed that we sold our shares in the open market, decreasing our holdings below 5%.

Alliance Bancorp, Inc. of Pennsylvania (“ALLB”) - We filed our original Schedule 13D reporting our position on March 12, 2009. When we announced our reporting position, a majority of ALLB’s shares were held by a mutual holding company controlled by ALLB’s board. However, on August 11, 2010, ALLB announced its intention to undertake a second-step offering, selling all shares to the public. The plan of conversion and reorganization was approved by depositors at a special meeting held December 29, 2010. We strongly supported ALLB’s action. Following completion of the conversion of Alliance Bank from the mutual holding company structure to the stock holding company structure, we increased our stake with the belief that shareholders and ALLB would do well if management focused on profitability. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, ALLB’s market price increased to reflect fair value; on November 21, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

ASB Bancorp, Inc. (“ASBB”) - We filed our original Schedule 13D reporting our position on October 24, 2011. On August 23, 2013, we met with management to assess the best way to maximize shareholder value. We believe management and the board acted in good faith by cleaning up non-performing assets and repurchasing shares, and ASBB’s market price increased to reflect fair value. On July 18, 2014, we disclosed that we sold our shares to ASBB.

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United Community Bancorp (“UCBA”) - We filed our original Schedule 13D reporting our position on January 22, 2013. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, UCBA’s market price increased to reflect fair value; on November 9, 2015, we disclosed that we sold shares to UCBA, decreasing our holdings below 5%.

West End Indiana Bancshares, Inc. (“WEIN”) - We filed our original Schedule 13D reporting our position on January 19, 2012. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, WEIN’s market price increased to reflect fair value; on November 12, 2015, we disclosed that we sold our shares in the open market.

William Penn Bancorp, Inc. (“WMPN”) - We filed our original Schedule 13D reporting our position on May 23, 2008. A majority of WMPN’s shares were held by a mutual holding company controlled by WMPN’s board. We met with management and the board to explain our views on proper capital allocation and following the financial crisis, we continued to urge WMPN to take the steps necessary to maximize shareholder value. On December 3, 2014, WMPN announced and subsequently completed its plan to repurchase 10% of its shares outstanding and further completed several additional share repurchases. We believe management and the board acted in good faith to maximize shareholder value through shareholder-friendly capital allocation; on April 11, 2016, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

First Financial Northwest, Inc. (“FFNW”) - We filed our original Schedule 13D reporting our position on September 12, 2011. At FFNW’s 2012 annual meeting, we solicited an overwhelming majority of shareholder votes for our nominee based on our position that Victor Karpiak (then Chairman and CEO) should be removed from management and the board. After the company pushed to have our votes invalidated, we sued to enforce our rights. In 2013, we settled with FFNW. Our nominee, Kevin Padrick, was seated on the board, and Mr. Karpiak resigned as Chairman. The board later replaced Mr. Karpiak as CEO. We filed two additional lawsuits arising from the invalidation of our votes at the 2012 election, both of which we settled.

Since 2013, we believe management and the board acted in good faith by cleaning up non-performing assets and reaching a moderate level of profitability, and they maximized shareholder value by repurchasing in excess of 40% of FFNW’s shares. In our estimation, FFNW’s market price increased to reflect fair value; on October 11, 2016, we disclosed that we sold our shares in the open market. Kevin Padrick continued to serve on the board.

Alamogordo Financial Corp. (“ALMG”) - We filed our original Schedule 13D reporting our position on May 11, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 7, 2016, ALMG announced and later completed a second-step conversion which we believe maximized shareholder value. On October 14, 2016, we disclosed that we sold shares of the converted company, Bancorp 34, Inc., in the open market, decreasing our holdings below 5%.

Malvern Bancorp, Inc. (“MLVF”) - We filed our original Schedule 13D reporting our position on May 30, 2008. When we announced our reporting position, a majority of MLVF’s shares were held by a mutual holding company controlled by MLVF’s board. On October 26, 2010, we demanded that MLVF pursue a derivative action against its directors for breach of their fiduciary duties. MLVF failed to pursue the action and, on June 3, 2011, we sued MLVF’s directors in Chester County, Pennsylvania, demanding that the court, among other things, order the directors to properly consider pursuing a second-step conversion. On November 9, 2011, Judge Howard F. Riley Jr. overruled the director defendants’ preliminary objections to the derivative lawsuit.

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On January 17, 2012, MLVF announced its intention to undertake a second-step conversion and we withdrew the lawsuit. The conversion and stock offering were completed on October 11, 2012, and our shares were converted into shares of Malvern Bancorp, Inc. On September 5, 2013, we notified MLVF of our intention to nominate John P. O’Grady for election as a director at its 2014 annual meeting, but we later reached an agreement with MLVF for Mr. O’Grady to join its board of directors and executed a standstill agreement. Subsequently, MLVF’s long-standing CEO resigned, and its Chairman of the Board and several directors stepped down. On November 25, 2014, we terminated our standstill agreement with MLVF, including the agreement’s performance targets. John P. O’Grady continued to serve as an independent director on the board.

After meeting with the new CEO and the new Chairman of the Board, we believed that management and the board of directors were focused on maximizing shareholder value and were successful in doing so. On December 7, 2016, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

FSB Community Bankshares, Inc. (“FSBC”) - We filed our original Schedule 13D reporting our position on October 26, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 3, 2016, FSBC announced and later completed a second-step conversion, which we believe maximized shareholder value. On December 9, 2016, we disclosed that we sold shares of the converted company, FSB Bancorp, Inc., in the open market, decreasing our holdings below 5%.

Pinnacle Bancshares, Inc. (“PCLB”) - We filed our original Schedule 13D reporting our position on September 23, 2014. On November 14, 2014, PCLB announced the continuation of its share repurchase plan and announced a new repurchase plan on May 25, 2016. We believe management and the board acted in good faith to maximize shareholder value through multiple share repurchases. On December 13, 2016, we disclosed that we sold our shares in the open market.

Sugar Creek Financial Corp. (“SUGR”) - We filed our original Schedule 13D reporting our position on April 21, 2014. We believe management and the board acted in good faith to maximize shareholder value through share repurchases. In our estimation, SUGR’s market price increased to reflect fair value; on July 28, 2017, we disclosed that we sold our shares in the open market.

Provident Financial Holdings, Inc. (“PROV”) - We filed our original Schedule 13D reporting our position on October 7, 2011. We supported PROV’s consistent efforts to maximize shareholder value through a meaningful number of share repurchases. In our estimation, PROV’s market price increased to reflect fair value; on September 25, 2017, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

West Town Bancorp, Inc. (“WTWB”) - We believe management and the board acted in good faith to maximize shareholder value. In our estimation, WTWB’s market price increased to reflect fair value; on July 18, 2019, we sold our shares to WTWB. WTWB deregistered its shares of common stock effective in 2003.

IF Bancorp, Inc. (“IROQ”) - We filed our original Schedule 13D reporting our position on March 5, 2012. We urged management and the board to maximize shareholder value through share repurchases. We believe IROQ acted in good faith to do so and, in our estimation, IROQ’s market price increased to reflect fair value. On September 24, 2019, we disclosed that we sold shares in the open market and had decreased our holdings below 5%.

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We purchased shares and again filed a Schedule 13D reporting our position on September 18, 2023. We intend to submit a shareholder proposal under Rule 14a-8 calling for the sale of IROQ. If the proposal does not lead to IROQ’s sale, we intend to seek board representation at IROQ. (See also category VII of this Item 4).

NorthEast Community Bancorp, Inc. (“NECB”) - We filed our original Schedule 13D reporting our position on November 5, 2007. A majority of NECB’s shares were held by a mutual holding company controlled by NECB’s board. We opposed the grant of an equity incentive plan for the NECB board, and the board and management never received such a plan while they remained an MHC.

In July of 2010, we served a demand on NECB to inspect its shareholder list, but NECB refused. We sued NECB in federal court in New York seeking an order to compel compliance with our demand and in August of 2010, NECB produced the list of shareholders to us. In the fall of 2011, we sent a letter to NECB’s board of directors demanding that NECB expand the board with disinterested directors to consider a second-step conversion. In October of 2011, we filed a lawsuit in New York state court against NECB, the mutual holding company, and their boards of directors, personally and derivatively, for breach of fiduciary duty arising out of failure to fairly consider a second-step conversion and alleging conflict of interest. During the course of a protracted litigation, we deposed every named director including a former director. Although the New York trial court judge agreed with us in partially granting our motion for summary judgment and finding that upon trial the defendants would bear the burden of the entire fairness standard, the First Department reversed on other grounds; the New York Court of Appeals declined to hear our appeal.

After years of urging NECB to become fully public, the company announced on November 4, 2020 that it would undertake a second-step conversion. We supported NECB’s decision to do so, and on July 12, 2021, the company completed its second-step conversion. We sold shares in the open market, decreasing our holdings below 5%.

NECB shares of common stock were deregistered from 2016 to 2021.

Parkway Acquisition Corp. (“PKKW”) - We filed our original Schedule 13D reporting our position on May 27, 2020. On November 24, 2021, we disclosed that we sold our shares in the open market.

Wayne Savings Bancshares, Inc. (“WAYN”) - We filed our original Schedule 13D reporting our position on October 8, 2010. In 2014, we supported H. Stewart Fitz Gibbon III’s appointment as CEO and as a director on the board. We believed management and the board were acting in good faith to position WAYN to maximize shareholder value. However, when the board announced Mr. Fitz Gibbon’s unexplained resignation on December 20, 2016, we nominated a director for election at WAYN’s 2017 annual meeting. We lost by a narrow margin.

We nominated a director for election at WAYN’s 2018 annual meeting with the belief that there had been multiple suitors interested in acquiring WAYN and that the board had a duty to evaluate strategic alternatives to maximize shareholder value. Our nominee was not elected.

Due to projected and achieved Return on Equity (ROE) targets following WAYN’s 2018 annual meeting, we did not seek board representation in 2019.

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In our estimation, WAYN’s market price increased to reflect fair value; on May 23, 2022, we sold shares to WAYN, decreasing our holdings below 5%.

WAYN deregistered its shares of common stock effective in 2018.

Cincinnati Bancorp, Inc. (“CNNB”) - We filed our original Schedule 13D reporting our position on May 7, 2020. We believe management and the board acted in good faith and took steps to increase shareholder value, such as repurchasing shares up to book value. In our estimation, CNNB’s market price increased to reflect fair value; on September 21, 2022, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

IV. We exited the following activist position without maximizing shareholder value:

Garrison Capital, Inc. (“GARS”) - We filed our original Schedule 13D reporting our position on January 21, 2020. In April 2020, we sold our stake with the belief that the global pandemic made activism in a business development company problematic at that time.

V. After successfully seeking board representation, we seated directors who currently serve on the board of the following issuers:

Kingsway Financial Services Inc. (“KFS”) - We filed our original Schedule 13D reporting our position on November 7, 2008. We requested a meeting with KFS’s CEO and Chairman to discuss ways to maximize shareholder value and minimize both operational and balance sheet risks, but the CEO was unresponsive. We then requisitioned a special shareholder meeting to remove the CEO and Chairman from the KFS board and replace them with our two nominees. On January 7, 2009, we entered into a settlement agreement with KFS whereby, among other things, the CEO resigned from the KFS board and KFS expanded its board from nine to ten seats and appointed our nominees to fill the two vacant seats. By April 23, 2009, the board was reconstituted with just three of the original ten legacy directors remaining. Also, Joseph Stilwell was appointed to fill the vacancy created by the resignation of one of our nominees, and our other nominee was elected Chairman of the Board. In addition, the board fired the CEO and CFO for incompetence and insubordination. By November 3, 2009, all of the legacy directors had resigned from the board.

Since then, Joseph Stilwell has remained on the board, and KFS has sold non-core assets, repurchased public debt at a discount to face value, sold a credit-sensitive asset, disposed of its subsidiary Lincoln General, substantially reduced its expenses, and reduced other balance sheet and operational risks. On May 24, 2018, we announced that we would withhold our proxy votes on the re-election of the then current CEO at the KFS annual meeting. Although the CEO was re-elected to the board, the board announced on September 5, 2018, a CEO transition in which he would no longer serve as CEO. The KFS board appointed John T. Fitzgerald as the new CEO to execute its warranty segment strategy.

On September 21, 2020, our Director of Research, Corissa B. Porcelli, was elected to the board of directors.

Wheeler Real Estate Investment Trust, Inc. (“WHLR”) - We filed our original Schedule 13D reporting our position on July 3, 2017. On December 4, 2017, we announced our nominees and alternate nominee for WHLR’s 2018 election of directors. On January 17, 2018, we called for Jon Wheeler’s removal from WHLR, and he was fired by the board on January 29, 2018.

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We ran three nominees for election as directors at WHLR’s 2018 annual meeting. They lost. On October 24, 2019, we announced our nominees, Joseph Stilwell, Paula J. Poskon and Kerry G. Campbell, for election as directors at WHLR’s annual meeting. Several of WHLR’s legacy directors did not stand for re-election. At WHLR’s 2019 annual meeting, we defeated the three legacy directors that stood for re-election by more than a seven to one margin, and our three nominees were elected to WHLR’s board. Later that day, WHLR announced that its CFO had resigned, and twelve days later, the only remaining legacy director resigned. The CEO was fired on April 13, 2020.

On July 15, 2021, our General Counsel, E. J. Borrack, was elected to the board of directors. On May 19, 2023, our Director of Communications, Megan Parisi, was elected to the board of directors.

Ottawa Bancorp, Inc. (“OTTW”) – On August 11, 2023, the Federal Reserve Bank of Chicago notified us that it would not object to our request to buy additional shares of OTTW up to 19.99%. On February 2, 2024, we served our notice of intent to nominate Mark D. Alcott for election as a director at OTTW’s 2024 annual meeting, with our Associate General Counsel, Luis J. López, as our alternate nominee. On March 20, 2024, we entered into a Standstill Agreement with OTTW whereby OTTW agreed, among other things, to nominate and support the election of Mark D. Alcott to OTTW’s board of directors at the company’s 2024 annual meeting of stockholders. OTTW also agreed to make a good faith effort to repurchase at least 5% of its shares annually for fiscal years 2024 and 2025, or it will engage an investment banker to evaluate alternatives to maximize shareholder value at OTTW. On March 20, 2024, OTTW announced the appointment of Mr. Alcott to its board of directors. OTTW deregistered its shares of common stock effective in 2020.

VI. We hope to work with management and the boards of the following issuers:

Sound Financial, Inc. (“SNFL”) / Sound Financial Bancorp, Inc. (“SFBC”) – We filed our original Schedule 13D reporting our position in SNFL on November 21, 2011. We urged management and the board to pursue a second-step conversion. On August 22, 2012, SNFL announced the completion of its second-step conversion, and our shares of SNFL were converted into shares of SFBC. On August 5, 2020, the Board of Governors of the Federal Reserve notified us that it would not object to our request to buy additional shares of SFBC up to 14.99%. On September 18, 2023, the Board of Governors of the Federal Reserve notified us that it would not object to our request to buy additional shares of SFBC up to 19.99%. On February 14, 2024, SFBC announced that it will nominate our Director of Research, Corissa B. Porcelli, for election to its board of directors at its 2024 annual meeting of stockholders. We hope to work with management and the board of directors to maximize shareholder value at SFBC.

CIB Marine Bancshares, Inc. (“CIBH”) – We believe management and the board are acting in good faith to maximize shareholder value. On December 10, 2021, the Federal Reserve Bank of Chicago notified us that it would not object to our request to buy additional shares of CIBH up to 14.99%. CIBH deregistered its shares of common stock effective in 2012.

U & I Financial Corp. (“UNIF”) – We have met with management and the board. We are evaluating how best to proceed to maximize shareholder value. Although UNIF’s common stock trades publicly on the OTCQX U.S., UNIF does not file reports with the SEC.

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VII. We intend to gain board representation and work to maximize shareholder value at the following issuers:

Seneca-Cayuga Bancorp, Inc. (“SCAY”) / Generations Bancorp NY, Inc. (“GBNY”) – We filed our original Schedule 13D reporting our position in SCAY on September 15, 2014. We believed SCAY was positioned to provide meaningful returns to its shareholders either through a second-step conversion or a shareholder-friendly capital allocation program. We encouraged management and the board to choose the path that would maximize shareholder value, but they refused. On January 29, 2018, we served a letter to the board demanding that SCAY undertake a second-step conversion. Instead, SCAY announced its merger with a smaller mutual. We re-served a demand for a second-step conversion on June 12, 2019, and in furtherance to that, we served a demand for inspection of SCAY’s books and records on September 4, 2019. When SCAY refused to permit the inspection of its books and records, we filed, on November 11, 2019, a motion to compel the production of those books and records in U.S. District Court for the Western District of New York. SCAY filed a motion to dismiss, which the judge denied on April 7, 2020. The judge ordered SCAY to begin the production of board materials for our inspection by June 1, 2020. SCAY announced its intention to second-step on May 6, 2020, and we discontinued our lawsuit. On January 12, 2021, SCAY completed its second-step conversion and ceased to exist. The new stock holding company, Generations Bancorp NY, Inc. (GBNY), began trading on January 13, 2021. We believe GBNY should seek to maximize shareholder value at the earliest opportunity. We intend to either submit a shareholder proposal calling for GBNY’s sale or nominate a director for election at GBNY’s 2025 annual meeting.

Peoples Financial Corporation (“PFBX”) – We filed our original Schedule 13D reporting our position on November 23, 2020. We believe management and the directors have ill served PFBX’s shareholders, and PFBX should explore all possibilities to maximize shareholder value.

Our nominees for election as directors at PFBX’s 2021, 2022, 2023 and 2024 annual meetings were not elected. Subsequent to the 2022 annual meeting, the Board of Governors of the Federal Reserve notified us that it would not object to our request to purchase additional shares of PFBX up to 14.9%. On May 31, 2022, pursuant to Mississippi law, we served a demand for inspection of PFBX’s books and records related to, among other things, reported losses and the employee(s) responsible for the losses associated with PFBX’s securities portfolio. When PFBX refused to permit the inspection of its books and records, we filed, on July 22, 2022, a complaint in the Chancery Court of Harrison County, Mississippi to compel the production of those books and records. On June 30, 2023, we demanded that PFBX pursue a derivative action against its directors for breach of their fiduciary duties for failure to oversee and properly supervise management of the company. After four Harrison County judges recused themselves, the Mississippi Supreme Court appointed a retired judge from Hinds County, Mississippi as Special Chancellor to hear our books and records demand case against PFBX. On July 18, 2023, the Special Chancellor partially granted our motion for summary judgment and ordered PFBX to produce most of the records we sought in our books and records demand. On September 29, 2023, we filed a derivative complaint on behalf of PFBX against PFBX’s directors in the Chancery Court of Harrison County, Mississippi, for breach of fiduciary duty, seeking damages and other remedies. We are seeking in excess of $50 million in restitution to PFBX from PFBX’s directors. On May 8, 2024, the Board of Governors of the Federal Reserve notified us that it would not object to our request to purchase additional shares of PFBX up to 19.9%.

ICC Holdings, Inc. (“ICCH”) – We filed our original Schedule 13D reporting our position on December 28, 2020. On March 8, 2024, we served our notice of intent to nominate Joseph Stilwell for election as a director at ICCH’s 2024 annual meeting. We believe management has done an ineffective job at maximizing shareholder value at ICCH to date.

IF Bancorp, Inc. (“IROQ”) – We filed our original Schedule 13D reporting our position on March 5, 2012. We urged management and the board to maximize shareholder value through share repurchases. We believe IROQ acted in good faith to do so and, in our estimation, IROQ’s market price increased to reflect fair value. On September 24, 2019, we disclosed that we sold shares in the open market and had decreased our holdings below 5%.

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We purchased shares and again filed a Schedule 13D reporting our position on September 18, 2023. We intend to submit a shareholder proposal under Rule 14a-8 calling for the sale of IROQ. If the proposal does not lead to IROQ’s sale, we intend to seek board representation at IROQ. (See also category III of this Item 4).

Silvergate Capital Corporation (“SICP”) – On December 18, 2023, we served a shareholder records inspection demand pursuant to California law on SICP, a Maryland corporation with its principal place of business in California. When SICP refused to produce the documents to which we are entitled, we filed suit in the Superior Court of California (San Diego County) seeking to enforce our inspection rights. The hearing on our petition to compel inspection of SICP’s books and records is scheduled for May 24, 2024. Subsequently, we filed suit in Maryland on February 16, 2024, seeking to compel SICP to hold an annual meeting pursuant to the requirements of Maryland law following SICP’s failure to hold an annual meeting in 2023. A hearing on that matter is scheduled in Maryland on May 23, 2024.

We intend to seek board representation at SICP. On April 9, 2024, we served our notice of intent to nominate Joseph Stilwell for election as a director at SICP’s next annual meeting. We believe SICP’s common shares may be undervalued.

SICP terminated its registration with the SEC on May 22, 2023.

Item 5. Interest in Securities of the Issuer

The members of the Stilwell Group beneficially own an aggregate of 1,831,467 shares of Common Stock. Dennis Pollack beneficially owns 14,486 shares of Common Stock. The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 17,656,412, reported as the number of outstanding shares as of May 3, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024.

(A)	Stilwell Activist Fund

(a)	Aggregate number of shares beneficially owned: 1,831,467
Percentage: 10.4%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 1,831,467
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 1,831,467

(c)   Within the past 60 days, Stilwell Activist Fund did not purchase or sell shares of Common Stock.

(d)   Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Fund, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Fund. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Fund with regard to those shares of Common Stock.

(B)	Stilwell Activist Investments

(a)	Aggregate number of shares beneficially owned: 1,831,467
Percentage: 10.4%

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(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 1,831,467
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 1,831,467

(c)   Within the past 60 days, Stilwell Activist Investments did not purchase or sell shares of Common Stock.

(d)   Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Investments, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Investments, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Investments. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Investments with regard to those shares of Common Stock.

(C)	Stilwell Partners

(a)	Aggregate number of shares beneficially owned: 1,831,467
Percentage: 10.4%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 1,831,467
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 1,831,467

(c)   Within the past 60 days, Stilwell Partners did not purchase or sell shares of Common Stock.

(d)   Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

(D)	Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 1,831,467
Percentage: 10.4%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 1,831,467
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 1,831,467

(c)	Stilwell Value LLC has not purchased or sold any shares of Common Stock.

(d)   Because he is the managing member and owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Partners.

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(E)	Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 1,831,467
Percentage: 10.4%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 1,831,467
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 1,831,467

(c)   Joseph Stilwell has not purchased or sold any shares of Common Stock.

(F)	Dennis Pollack

(a)	Aggregate number of shares beneficially owned: 14,486
Percentage: Less than 1%

(b)	1. Sole power to vote or to direct vote: 14,486
2. Shared power to vote or to direct vote: 0
3. Sole power to dispose or to direct the disposition: 14,486
4. Shared power to dispose or to direct disposition: 0

(c)   Within the past 60 days, Dennis Pollack did not purchase or sell shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On October 28, 2023, members of the Stilwell Group, the Issuer and Dennis Pollack entered into an Agreement (the “Standstill Agreement”), a copy of which is attached as Exhibit 10 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 31, 2023, and is incorporated herein by reference. Under the terms of the Standstill Agreement, the Issuer agreed to, among other things, (i) expand both the board of directors of the Issuer and the Issuer’s wholly-owned subsidiary, BankProv (the “Bank”), by one board seat, and (ii) appoint Mr. Pollack, subject to any applicable regulatory approval (which the Issuer agreed to use its best efforts to obtain promptly), to serve on the boards of directors of the Issuer and the Bank in the class of directors having terms expiring at the Issuer’s 2025 Annual Meeting of Stockholders and the Bank’s 2025 Annual Meeting of Stockholders, respectively. In exchange, the members of the Stilwell Group and Mr. Pollack agreed to, among other things, not (a) solicit proxies in opposition to any recommendations or proposals of the Issuer’s board of directors, (b) initiate or solicit shareholder proposals or seek to place any additional representatives on the Issuer’s board of directors other than Mr. Pollack (or any replacement director selected by the Stilwell Group in the event Mr. Pollack’s position as a director of the Issuer or the Bank is terminated during the term of the Standstill Agreement due to his resignation, death, permanent disability or otherwise), (c) oppose any proposal or director nomination submitted by the board of directors to the Issuer’s shareholders, (d) vote for any nominee to the Issuer’s board of directors other than those nominated or supported by the board of directors, (e) seek to exercise any control or influence over the management of the Issuer or the boards of directors of the Issuer or the Bank, propose or seek to effect a merger or sale of the Issuer or initiate litigation against the Issuer or (f) acquire any additional shares of the outstanding Common Stock of the Issuer or, without the Issuer’s written consent, privately or pursuant to a public tender offer, sell or otherwise dispose of any interest in their respective shares of Common Stock to any person whom they believe, after reasonable inquiry, would be a beneficial owner after any such sale or transfer of more than 5% of the outstanding shares of Common Stock of the Issuer (the foregoing clauses (a) through (f), the “Standstill Provisions”). Pursuant to the Standstill Agreement, the Issuer appointed Mr. Pollack to its board of directors on January 25, 2024.

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On May 21, 2024, members of the Stilwell Group, the Issuer and Mr. Pollack entered into an amendment to the Standstill Agreement (the “Standstill Agreement Amendment”), a copy of which is attached as Exhibit 10 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 22, 2024, and is incorporated herein by reference. Pursuant to the terms of the Standstill Agreement Amendment, Mr. Pollack was removed from the Standstill Provisions of the Standstill Agreement. Accordingly, Mr. Pollack is no longer a member of the Section 13(d) group with the members of the Stilwell Group and shall cease to be a Reporting Person immediately upon the filing of this Fourth Amendment.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Standstill Agreement and the Standstill Agreement Amendment, which are attached as Exhibit 2 to the Third Amendment and Exhibit 5 to this Fourth Amendment, respectively.

The Amended Joint Filing Agreement with Mr. Pollack attached as Exhibit 3 to the Third Amendment shall cease to be effective and superseded in its entirety by that certain Amended and Restated Joint Filing Agreement entered into among the members of the Stilwell Group (the “Amended and Restated Joint Filing Agreement”), effective immediately after the filing of this Fourth Amendment. A copy of the Amended and Restated Joint Filing Agreement is attached hereto as Exhibit 6 and is incorporated herein by reference. In addition, the Power of Attorney with Mr. Pollack, attached as Exhibit 4 to the Third Amendment, shall terminate pursuant to its terms and cease to be effective immediately after the filing of this Fourth Amendment.

Other than as set forth above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits.

See Items 1 and 2 above regarding disclosure of the relationships between the Reporting Persons, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated May 15, 2023, filed with the Original Schedule 13D.
2	Standstill Agreement, dated October 28, 2023, incorporated by reference to Exhibit 10 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 31, 2023.
3	Amended Joint Filing Agreement, dated October 31, 2023, filed with the Third Amendment.
4	Power of Attorney, dated October 30, 2023, filed with the Third Amendment.
5	Standstill Agreement Amendment, dated May 21, 2024, incorporated by reference to Exhibit 10 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 22, 2024.
6	Amended and Restated Joint Filing Agreement, dated May 22, 2024.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2024

STILWELL ACTIVIST FUND, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ACTIVIST INVESTMENTS, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL PARTNERS, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL VALUE LLC

/s/ Megan Parisi
By:	Megan Parisi
Member

JOSEPH STILWELL

/s/ Joseph Stilwell*
Joseph Stilwell

DENNIS POLLACK

/s/ Dennis Pollack*
Dennis Pollack

*/s/ Megan Parisi
Megan Parisi
Attorney-In-Fact

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Exhibit 6

AMENDED AND RESTATED JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of the Issuer and further agree that this Amended and Restated Joint Filing Agreement be included as an Exhibit to such joint filings.

Date: May 22, 2024

STILWELL ACTIVIST FUND, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ACTIVIST INVESTMENTS, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL PARTNERS, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL VALUE LLC

/s/ Megan Parisi
By:	Megan Parisi
Member

JOSEPH STILWELL

/s/ Joseph Stilwell*
Joseph Stilwell

*/s/ Megan Parisi
Megan Parisi
Attorney-In-Fact